SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                        ICY SPLASH FOOD & BEVERAGE, INC.
                                (NAME OF ISSUER)

                         COMMON SHARES $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   451048 102
                                 (CUSIP NUMBER)

                                  Joseph Aslan
                        Icy Splash Food & Beverage, Inc.
                               535 Wortman Avenue
                            Brooklyn, New York 11208
                                 (718) 272-2765
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                              Neil M. Kaufman, Esq.
                          Davidoff Malito & Hutcher LLP
                        200 Garden City Plaza, Suite 315
                           Garden City, New York 11530
                            Telephone: (516) 248-6400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

-----------------------------------                  --------------------------
CUSIP No.             451048 102                         Page 1 of 25 Pages
-----------------------------------                  --------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------                  --------------------------
CUSIP No.             451048 102                         Page 2 of 25 Pages
-----------------------------------                  --------------------------

                                  SCHEDULE 13D

1   NAME OF REPORTING PERSON
     Joseph Aslan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF           7        SOLE VOTING POWER
SHARES                          10,179,391 (1)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY            8        SHARED VOTING POWER
REPORTING                          200,000 (2)
PERSON           ---------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                10,179,391 (1)
                 ---------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                   200,000 (2)
                 ---------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                10,379,391 (1) (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)              [X]  (1)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                52.16%  as of April 11, 2005
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

----------------
(1) Joseph Aslan disclaims beneficial ownership of 200,000 shares of Common Stock of the Company held by his wife.
(2) Joseph Aslan received these shares for no consideration from Sy Aslan with whom joint beneficial ownership may be deemed to be held.

-----------------------------------                  --------------------------
CUSIP No.             451048 102                         Page 3 of 25 Pages
-----------------------------------                  --------------------------

                                  SCHEDULE 13D

1   NAME OF REPORTING PERSON
    UMT Services Corp.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF           7        SOLE VOTING POWER
SHARES                                   0
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY            8        SHARED VOTING POWER
REPORTING                          200,000
PERSON           ---------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                         0
                 ---------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                   200,000
                 ---------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                200,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)              [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.01%  as of April 11, 2005
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            CO
--------------------------------------------------------------------------------

         This amendment No. 1 (this "Amendment") amends the Schedule 13D filed on April 13, 2005, relating to a February 8, 2002 transaction (the "Schedule 13D"), on behalf of Joseph Aslan (the "Reporting Person"), relating to the common stock, par value $0.001 per share (the "Common Stock") of Icy Splash Food & Beverage, Inc. (the "Issuer"). The Reporting Person is the sole stockholder of UMT Services Corp., a New York corporation (together with the Reporting Person, the "Reporting Persons").

ITEM 3.  PURPOSE OF TRANSACTION

         Item 3 is hereby amended and restated in its entirety to read as follows:

         In connection with the transactions described in Item 4 (the answer to which is incorporated herein by reference), from February 8, 2002 through April 5, 2005, Joseph Aslan acquired a net amount of 5,239,361 shares of Common Stock. The shares of Common Stock were acquired as described in Item 4. The source of the consideration for the Reporting Person's acquisitions is personal funds. No part of the consideration paid was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or otherwise voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated in its entirety to read as follows:

         On August 18, 2004, Joseph Aslan, Sy Aslan, Shlomo Aslan, Yifat Aslan, and the Company entered into an oral agreement, as disclosed on the Company's Form 10-QSB filed on November 22, 2004, pursuant to which the Company issued an aggregate of 9,000,000 shares of Common Stock to such persons. 5,000,000 of these shares were issued to Joseph Aslan; 2,000,000 of these shares were issued to Sy Aslan; 1,300,000 of these shares were issued to Yifat Aslan; and 700,000 of these shares were issued to Shlomo Aslan. Yifat is Joseph's daughter, and Joseph, Sy and Shlomo are brothers. Joseph Aslan's shares were issued in consideration for the Company's receipt of payments from Joseph Aslan to $300,000. The price per share was approximately 75% of the market price per share at the time of issuance.

         On April 5, 2005, the Company entered into a rescission and stock purchase agreement with Joseph Aslan, Shlomo Aslan, Sy Aslan and Yifat Aslan. Pursuant to the terms of the rescission and stock purchase agreement, the Company cancelled the 9,000,000 shares issued to Joseph Aslan, Shlomo Aslan, Sy Aslan and Yifat Aslan and in consideration for contributions by these persons in an aggregate amount of $540,000 through January 7, 2005, the Company issued 5,400,000 shares in the aggregate to Sy Aslan, Joseph Aslan, Shlomo Aslan and Yifat Aslan in the aggregate. 3,000,000 shares were issued to Joseph Aslan, 1,200,000 shares were issued to Sy Aslan, 780,000 shares were issued to Yifat Aslan, and 420,000 shares were issued to Shlomo Aslan. The Company issued Joseph Aslan his shares in consideration of the $300,000 that he had paid to or on behalf of the Company as of January 7, 2005. These shares were issued at the then current market price of $0.10 per share.

         On December 2, 2004, in connection with the Company's review of various alternatives to increase its liquidity, the Company entered into a stock agreement with Sy Aslan, one of the Company's directors, Joseph Aslan, a director, President and Chief Executive Officer of the Company, Yifat Aslan, the Company's Chief Operating Officer, pursuant to which the Company issued an aggregate of 13,300,000 shares of Common Stock to such persons. 6,000,000 of these shares were issued to Sy Aslan; 6,000,000 of these shares were issued to Joseph Aslan; and 1,300,000 of these shares were issued to Yifat Aslan. These shares were issued to Joseph Aslan in consideration for his payment to or on behalf of the Company of $200,751 and his commitment to fund an additional $250,249 in the future on an as-needed basis. The price per share was approximately 75% of the market price per share at the time of issuance based on the aggregate amount of consideration to be paid.

         On March 31, 2005, the Company entered into a rescission and stock purchase agreement with Joseph Aslan, Sy Aslan and Yifat Aslan. Pursuant to the terms of the rescission and stock purchase agreement, the Company cancelled the 13,300,000 shares issued to Joseph Aslan, Sy Aslan and Yifat Aslan and in consideration for contributions by these persons in an aggregate amount of $444,999, the Company issued 3,423,009 shares to Sy Aslan, Joseph Aslan and Yifat Aslan in the aggregate. 1,544,211 shares were issued to Joseph Aslan; 1,544,211 shares were issued to Sy Aslan; and 334,587 shares were issued to Yifat Aslan. These shares were issued at the then current market price of $0.13 per share.

         On September 6, 2002, the Company issued 2,000,000 shares of Common Stock to "Aslanco" Inc., a New York corporation wholly owned by the Reporting Person, at the then current market price of $0.14 per share for services rendered to the Company. On September 6, 2002, "Aslanco" Inc. transferred these 2,000,000 shares to a third party in exchange for the cancellation of a loan owed by Aslanco, Inc. in the amount of $72,620.00.

         On August 9, 2002, Joseph Aslan and Sy Aslan entered into an oral agreement, pursuant to which Sy Aslan transferred 200,000 shares of Common Stock to "Aslanco" Inc., which subsequently transferred the shares to UMT Services Corp. for no consideration, in connection with which Joseph and Sy Aslan may be deemed to hold joint beneficial ownership of such shares of Common Stock.

         On March 12, 2002, the Company issued 1,020,000 shares of Common Stock in the aggregate to Joseph Aslan and certain other parties for services rendered to the Company. In this connection, the Company issued 300,000 shares of Common Stock to Joseph Aslan.

         In connection with certain transactions described in this Item 4, the Reporting Persons may be deemed to be a part of a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. Except as otherwise stated, none of the Reporting Person has any dispositive or voting power with respect to the shares of Common stock owned by any other person and each disclaims, unless otherwise stated to the contrary, any beneficial ownership therein.

         The Reporting Persons, in their capacities as holders of shares of Common Stock, have no present plans or proposals that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material change in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws or other actions that may impede the acquisition of control of the Company by any person, (v) any change that would result in the Company's Common Stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (vi) any similar action. Based upon a review of various factors deemed relevant, the Reporting Persons, as holders of Shares of Common Stock and not in their capacities as an officer or director of the Company, may formulate plans or proposals relating to the foregoing matters in the future.

         The Reporting Persons, in their capacities as holders of shares of Common Stock, intend to vote their shares of Common Stock, as holders of Common Stock and not in their capacities as an officer or director of the Company, as they deem appropriate from time to time. Although the Reporting Persons have no contract or agreement to purchase or sell shares of Common Stock from or to any person, they may purchase shares from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as she shall determine. Whether the Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests. The Reporting Person intends to review continuously such factors with respect to her ownership of shares of Common Stock.

         In determining from time to time whether to sell or distribute their shares of Common Stock (and in what amounts) or to retain such shares, the Reporting Person will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of her holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)   Aggregate number of shares of Common Stock beneficially owned:
               10,379,391 (1) Percentage: 52.16%
         (b)   1. Sole power to vote or to direct vote: 10,179,391
               2. Shared power to vote or to direct vote: 200,000(2)
               3. Sole power to dispose or to direct the disposition:
                   10,179,391
               4. Shared power to dispose or to direct the disposition:
                   200,000(2)
         (c) Other than as reported in Item 3 through 4 above, there were no transactions by Joseph Aslan during the past sixty (60) days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed herewith:

Exhibit 1 Rescission and Stock Purchase Agreement dated April 5, 2005 by and among the Company, Joseph Aslan, Sy Aslan, Shlomo Aslan and
             Yifat Aslan.

Exhibit 2 Rescission and Stock Purchase Agreement dated March 31, 2005 by and among the Company, Joseph Aslan, Sy Aslan and Yifat Aslan.

Exhibit 3 Agreement dated December 2, 2004 by and among the Company, Joseph Aslan, Sy Aslan and Yifat Aslan.

-------------------
 (1) The Reporting Person disclaims beneficial ownership of 200,000 Shares of Common Stock held by his wife.
 (2) Joseph Aslan received these shares
     for no consideration from Sy Aslan, which whom joint beneficial ownership may be deemed to be held.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 19, 2005


                                        /s/ Joseph Aslan
                                     --------------------------------------
                                     Joseph Aslan



                                     UMT SERVICES CORP.

                                     By:   /s/ Joseph Aslan
                                        -----------------------------------
                                        Joseph Aslan
                                        President



                                     "ASLANCO" INC.

                                     By:   /s/ Joseph Aslan
                                        ----------------------------------
                                        Joseph Aslan
                                        President

                                   SCHEDULE I

          LIST OF EXECUTIVE OFFICER AND DIRECTOR OF UMT SERVICES CORP.


------------------------------ ------------------------  -----------------------
Executive Officer and Director     Business Address       Principal Occupation
------------------------------ ------------------------  -----------------------
       Joseph Aslan            535 Wortman Avenue        Mr. Aslan is a director
                               Brooklyn, New York 11208  and the president and
                                                         chief executive officer
                                                         of Icy Splash Food &
                                                         Beverage Inc.


                                                         Mr. Aslan is the sole
                                                         stockholder, director
                                                         and president of UMT
                                                         Services Corp.
------------------------------ ------------------------  -----------------------

                                   SCHEDULE II

            LIST OF EXECUTIVE OFFICER AND DIRECTOR OF "ASLANCO" INC.

------------------------------ ------------------------  -----------------------
Executive Officer and Director     Business Address       Principal Occupation
------------------------------ ------------------------  -----------------------
         Joseph Aslan          535 Wortman Avenue        Mr. Aslan is a director
                               Brooklyn, New York 11208  and the president and
                                                         chief executive officer
                                                         of Icy Splash Food &
                                                         Beverage Inc.

                                                         Mr. Aslan is the sole
                                                         stockholder, director
                                                         and president of
                                                         "Aslanco" Inc.
------------------------------ ------------------------  -----------------------

                                                                  EXHIBIT 1

              JOSEPH ASLAN, SY ASLAN, YIFAT ASLAN AND SHLOMO ASLAN



                                                       April 5, 2005

Icy Splash Food & Beverage, Inc.
535 Wortman Avenue,
Brooklyn, New York 11208


       Re: Rescission and Stock Purchase Agreement  (this "Letter Agreement")
           ------------------------------------------------------------------

Gentlemen:

        This Letter Agreement shall serve to confirm the rescission of an oral agreement as of August 18, 2004 (the "Stock Agreement") by and among Icy Splash Food & Beverage, Inc., a New York corporation (the "Company") and the undersigned (together, the "Parties"), and all transactions contemplated thereby, relating to the Company's issuance of an aggregate 9,000,000 shares of its common stock (the "Shares"), in the amounts set forth in Schedule A attached hereto, as consideration for the Company's receipt of payments to or on behalf of the Company totaling $540,000 in the aggregate from the undersigned, the receipt of which is hereby acknowledged by the Company. The Company hereby agrees to issue, for the consideration described above, an aggregate of 5,400,000 Shares, in the amounts set forth in Schedule B attached hereto, at the current market price of $0.10 per Share. Any federal, state and local transfer taxes, if any, shall be paid by the Company.


        The Company represents and warrants to the undersigned:

        1. That the undersigned will have good and marketable title to the Shares and the Shares will be validly issued, fully paid and non-assessable.

        2. The Company has the power and authority to accept, execute and deliver this Letter Agreement and to carry out its obligations hereunder; the execution, delivery and performance by the Company of this Letter Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company; this Letter Agreement constitutes the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.

        3. The Company has not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, or by operation of law, any matters pursuant to this Letter Agreement or any portion of it, or any interest in the Stock Agreement or any agreements entered into in connection therewith.

        Each of the undersigned hereby represents, warrants and acknowledges to and covenants and agrees with the Company as follows:

          1. Each of the undersigned has the legal capacity to enter into, execute and deliver this Letter Agreement and any other instruments and agreements required to be executed and delivered pursuant to this Letter Agreement and to consummate the transactions contemplated herein. This Letter Agreement is a valid and binding obligation of each party, enforceable in accordance with its terms, except as the same may be limited by bankruptcy or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies;


          2. Each of the undersigned represents and warrants that he/she has not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, or by operation of law, any matters pursuant to this Letter Agreement or any portion of it, or any interest in the Stock Agreement or any agreements entered into in connection therewith;


          3. Each of the undersigned has acquired the Shares for the undersigned's own account, for investment only and not with a view to, or for sale in connection with, a distribution thereof or any part thereof, within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, or any applicable state Blue Sky laws;


          4. Each of the undersigned is, as of the date hereof (the "Issuance Date"), an accredited investor as such term is defined under Regulation D promulgated pursuant to the Securities Act ("Regulation D") and all of the representations and warranties of the undersigned set forth herein are correct and complete as of the date of this Letter Agreement, and were true and correct as of the Issuance Date;


          5. Each of the undersigned is not a party or subject to or bound by any contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge the Shares or any part thereof to any person, and has no, and as of the Issuance Date had no present intention to enter into such a contract, undertaking, agreement or arrangement;


          6. All of the certificate(s) representing the Shares shall bear the restrictive legends substantially in the following form:

      THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF IN, THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR AN AVAILABLE EXEMPTION THEREUNDER.

          7. Each of the undersigned has evaluated the merits and risks of purchasing the Shares and has such knowledge and experience in financial and business matters that the undersigned is, capable of evaluating the merits and risks of such purchase, is, aware of and has considered the financial risks and financial hazards of purchasing the Shares, and is, able to bear the economic risk of purchasing the Shares, including the possibility of a complete loss with respect thereto;


          8. Each of the undersigned has had access to such information regarding the business and finances of the Company, the receipt and careful reading of which is hereby acknowledged by the undersigned, and has been provided the opportunity to discuss with the Company's management the business, affairs and financial condition of the Company and such other matters with respect to the Company as would concern a reasonable person considering the transactions contemplated by this Agreement and/or concerned with the operation of the Company including, without limitation, pursuant to a meeting and/or discussions with management of the Company; and


          9. Each of the undersigned is aware and acknowledges that the purchase of the Shares involves a high degree of risk and may result in a loss of the entire amount invested.


          This Letter Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement with respect to the subject matter hereof, and may be amended only by a writing executed by all parties hereto. This Letter Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. This Letter Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York, without regard to its conflicts of laws principles. This Letter Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto. This Letter Agreement shall not be assignable by either party without the prior written consent of the other. The rights and obligations contained in this Letter Agreement are solely for the benefit of the parties hereto and are not intended to benefit or be enforceable by any other party, under the third party beneficiary doctrine or otherwise.

         IN WITNESS WHEREOF, the undersigned has duly executed this Letter Agreement as of the date first set forth above.

                                Very Truly Yours,


                                Subscribers:


                                    /s/ Joseph Aslan
                                ----------------------------------------
                                JOSEPH ASLAN


                                  /s/ Sy Aslan
                                ----------------------------------------
                                SY ASLAN


                                  /s/ Shlomo Aslan
                                ----------------------------------------
                                SHLOMO ASLAN


                                  /s/ Yifat Aslan
                                ----------------------------------------
                                YIFAT ASLAN



Accepted and agreed as of the date first above written:


ICY SPLASH FOOD & BEVERAGE, INC.


By:   /s/ Joseph Aslan
    --------------------------------------------
    Name:  Joseph Aslan
    Title: President and Chief Executive Officer

                                   SCHEDULE A

                      STOCK PREVIOUSLY ISSUED AND CANCELLED


        Number of Shares:                       Previous Owner:
        ----------------                        --------------

        5,000,000                               Joseph Aslan
        2,000,000                               Sy Aslan
        1,300,000                               Yifat Aslan
          700,000                               Shlomo Aslan

                                   SCHEDULE B

                                  STOCK ISSUED


Number of Shares:               Owner:
----------------                -----
3,000,000                       Joseph Aslan

1,200,000                       Sy Aslan

  780,000                       Yifat Aslan

  420,000                       Shlomo Aslan

                                                                 EXHIBIT 2

                     JOSEPH ASLAN, SY ASLAN AND YIFAT ASLAN
                      c/o Icy Splash Food & Beverage, Inc.
                               535 Wortman Avenue,
                            Brooklyn, New York 11208


                                                    March 31, 2005

Icy Splash Food & Beverage, Inc.
535 Wortman Avenue,
Brooklyn, New York 11208


       Re: Rescission and Stock Purchase Agreement  (this "Letter Agreement")
           ------------------------------------------------------------------

Gentlemen:

         This Letter Agreement shall serve to confirm the rescission of an agreement dated December 2, 2004 (the "Stock Agreement") by and among Icy Splash Food & Beverage, Inc., a New York Corporation (the "Company") and the
undersigned (together, the "Parties"), and all transactions contemplated thereby, relating to the Company's issuance of an aggregate 13,300,000 shares of its common stock (the "Shares"), in the amounts set forth in Schedule A attached hereto, as consideration for the Company's receipt of payments to or on behalf of the Company totaling $444,999 in the aggregate, as set forth in Schedule B annexed hereto, the receipt of which is hereby acknowledged by the Company. The Company hereby agrees to issue, for the consideration described above, an aggregate of 3,423,069 Shares, in the amounts set forth in Schedule D attached hereto, at the current market price of $0.13 per Share. Any federal, state and local transfer taxes, if any, shall be paid by the Company.


         The Company represents and warrants to the undersigned:

         1. That the undersigned will have good and marketable title to the Shares and the Shares will be validly issued, fully paid and non-assessable.

         2. The Company has the power and authority to accept, execute and deliver this Letter Agreement and to carry out its obligations hereunder; the execution, delivery and performance by the Company of this Letter Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company; this Letter Agreement constitutes the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.

         3. The Company has not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, or by operation of law, any matters pursuant to this Letter Agreement or any portion of it, or any interest in the Stock Agreement or any agreements entered into in connection therewith.

         Each of the undersigned hereby represents, warrants and acknowledges to and covenants and agrees with the Company as follows:

         1. Each of the undersigned has the legal capacity to enter into, execute and deliver this Letter Agreement and any other instruments and agreements required to be executed and delivered pursuant to this Letter Agreement and to consummate the transactions contemplated herein. This Letter Agreement is a valid and binding obligation of each party, enforceable in accordance with its terms, except as the same may be limited by bankruptcy or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.


          2. Each of the undersigned represents and warrants that he/she has not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, or by operation of law, any matters pursuant to this Letter Agreement or any portion of it, or any interest in the Stock Agreement or any agreements entered into in connection therewith.

          3. Each of the undersigned has acquired the Shares for the undersigned's own account, for investment only and not with a view to, or for sale in connection with, a distribution thereof or any part thereof, within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, or any applicable state Blue Sky laws;


          4. Each of the undersigned is, as of the date hereof (the "Issuance Date"), an accredited investor as such term is defined under Regulation D promulgated pursuant to the Securities Act ("Regulation D") and all of the representations and warranties of the undersigned set forth herein are correct and complete as of the date of this Letter Agreement, and were true and correct as of the Issuance Date;


          5. Each of the undersigned is not a party or subject to or bound by any contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge the Shares or any part thereof to any person, and has no, and as of the Issuance Date had no present intention to enter into such a contract, undertaking, agreement or arrangement;

          6. All of the certificate(s) representing the Shares shall bear the restrictive legends substantially in the following form:

      THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF IN, THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR AN AVAILABLE EXEMPTION THEREUNDER.

         7. Each of the undersigned has evaluated the merits and risks of purchasing the Shares and has such knowledge and experience in financial and business matters that the undersigned is, capable of evaluating the merits and risks of such purchase, is, aware of and has considered the financial risks and financial hazards of purchasing the Shares, and is, able to bear the economic risk of purchasing the Shares, including the possibility of a complete loss with respect thereto;

         8. Each of the undersigned has had access to such information regarding the business and finances of the Company, the receipt and careful reading of which is hereby acknowledged by the undersigned, and has been provided the opportunity to discuss with the Company's management the business, affairs and financial condition of the Company and such other matters with respect to the Company as would concern a reasonable person considering the transactions contemplated by this Agreement and/or concerned with the operation of the Company including, without limitation, pursuant to a meeting and/or discussions with management of the Company; and

         9. Each of the undersigned is aware and acknowledges that the purchase of the Shares involves a high degree of risk and may result in a loss of the entire amount invested.

         This Letter Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement with respect to the subject matter hereof, and may be amended only by a writing executed by all parties hereto. This Letter Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. This Letter Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York, without regard to its conflicts of laws principles. This Letter Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto. This Letter Agreement shall not be assignable by either party without the prior written consent of the other. The rights and obligations contained in this Letter Agreement are solely for the benefit of the parties hereto and are not intended to benefit or be enforceable by any other party, under the third party beneficiary doctrine or otherwise.

         IN WITNESS WHEREOF, the undersigned has duly executed this Letter Agreement as of the date first set forth above.

                                Very Truly Yours,


                                Subscribers:


                                  /s/ Joseph Aslan
                                -------------------------------------------
                                JOSEPH ASLAN


                                  /s/ Sy Aslan
                                -------------------------------------------
                                SY ASLAN


                                  /s/ Yifat Aslan
                                -------------------------------------------
                                YIFAT ASLAN


Accepted and agreed as of the date first above written:


ICY SPLASH FOOD & BEVERAGE, INC.


By:   /s/ Joseph Aslan
   ----------------------------------------------
   Name:  Joseph Aslan
   Title: President and Chief Executive Officer

                                   SCHEDULE A
                                   ----------

                      STOCK PREVIOUSLY ISSUED AND CANCELLED
                      -------------------------------------

        Number of Shares:                       Previous Owner:
        ----------------                        --------------

        6,000,000                               Joseph Aslan
        6,000,000                               Sy Aslan
        1,300,000                               Yifat Aslan

                                   SCHEDULE B

                                  PAYMENTS MADE


    Date:         Amount of Payment:
    ----          -----------------

January 5, 2005   $110,000.00 (payment on behalf of the Company to Rondo Inc.
                  for bakery equipment listed on Schedule C)

January 31, 2005  $70,000.00

January 31, 2005  $225,000.00 ($325,000.00 less $100,000.00 repaid to the payor)
                                           -------------------------------------

January 7, 2005   $31,355.00

March 4, 2005     $8,644.00

                                   SCHEDULE C
                    LIST OF EQUIPMENT [PLEASE SPECIFY PRICES]

--------------- -------------------------------------------------  -------------
    ITEM                      DESCRIPTION                              UNITS
--------------- -------------------------------------------------  -------------
SP602.621       Rondo Compact Line Ser# C4233303                         1
--------------- -------------------------------------------------  -------------
XO-10007        Smooth Belt Cost Per Meter                               14
--------------- -------------------------------------------------  -------------
ZKWA607.A21D    Gauging Unit: Mobile, Demo Indep. Long                   1
                Infeed Conveyor
                Ser# B7121003
--------------- -------------------------------------------------  -------------
ZMS630W.D1      Flour Duster Incl. Support Ser# B90332102                1
--------------- -------------------------------------------------  -------------
ZSS601.A        Twin Cut. Station w/Safety Guar & Back-Up Rollers        1
--------------- -------------------------------------------------  -------------
35376           Scrap Collecting Containers for SPF For Cutting          1
                Device
--------------- -------------------------------------------------  -------------
ZSBS6006.A      Spraying Device 6 Lanes W/6 Wetting Devices              1
--------------- -------------------------------------------------  -------------
ZGP684.C        Pneumatic Guillotine 80MM STRK Incl.                     1
                1 Knife  Ser#C4222211
--------------- -------------------------------------------------  -------------
36258           Elec. Eqpt. Marking +Spandauer Device                    1
--------------- -------------------------------------------------  -------------
36257           El. Equip. F/Synchronization F/Dep./Cutting              1
                Roller/Guilloti
--------------- -------------------------------------------------  -------------
ZFGP.A21        Pneum. Piston Filling Depositor Ser# B9074211            1
--------------- -------------------------------------------------  -------------
122272V1        Knife w/Hold Down Device Pressing Part Flat              1
--------------- -------------------------------------------------  -------------
ZBG6001.A       Rugelach:Spreading Unit                                  1
--------------- -------------------------------------------------  -------------
79617V4         Length Cutter: 6 Blades, 100 MM                          1
--------------- -------------------------------------------------  -------------
79626T03        Marking Disc. D=97MM                                     4
--------------- -------------------------------------------------  -------------
                Compressor
--------------- -------------------------------------------------  -------------
                Small Compressor
--------------- -------------------------------------------------  -------------
                Tools
--------------- -------------------------------------------------  -------------
                Delivery, Labor and Other Expenses
--------------- -------------------------------------------------  -------------

                                   SCHEDULE D
                                   ----------

                                  STOCK ISSUED
                                  ------------

Number of Shares:               Owner:
-----------------               ------

1,544,211                       Joseph Aslan

1,544,211                       Sy Aslan

334,587                         Yifat Aslan

                                                               EXHIBIT 3

                                    AGREEMENT

This agreement was made today the 2nd of December 2004 between Icy Splash Food & Beverage, Inc. referred to as hereafter "the company". And between Sy Aslan, director, Yifat Aslan, officer, and Joseph Aslan, CEO and director, referred to as hereafter "the officers".

BACKGROUND: The company has been seeking additional funds in the open market, however the company was unable to secure a reasonable deal. The company's officers believe that infusion of additional funds will dramatically improve the performance of the company. Base on that the officers have decided to invest in the company.

TERM OF INVESTMENT: The company will issue to the officers 13,300,000 of common restricted stock (144) in consideration for $1,000,000. The officers, upon a call will pay the called amount to the company. The officers, for the purpose of this agreement will be considered as one entity. A call for funds form the company to one of the officers will be considered as a call to all; and monies paid by one of officer will be considered as paid evenly by all officers.

The consideration for the price was based on the fact that the company's free trading stock price in the last month was between 8-10 cents; and we felt that a 25% discount of the highest price would be a fair discount for a bulk deal of restricted stock.

TERMINATION: The agreement will be terminated on December 31, 2006. In addition, the agreement will terminate if the company called for the funds and the officers did not provide the requested funds within 60 days.

In the case of termination the officers will be entitled only to the fully redeemed stocks.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

COMPANY                                        OFFICERS

By:                                            By:   /s/ Joseph Aslan
    -------------------------------------         ------------------------------
    Joseph Aslan, CEO                             Joseph Aslan


By:      /s/ Charlie Tokarz                    By:  /s/ Sy Aslan
    -------------------------------------         ------------------------------
    Charlie Tokarz, Director                      Sy Aslan


                                               By:  /s/ Yifat Aslan
                                                  ------------------------------
                                                  Yifat Aslan